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                                                                     EXHIBIT 28


                       [LETTERHEAD OF SANTA FE PACIFIC]


          PUBLIC RELATIONS                                            NEWS


FOR IMMEDIATE RELEASE                        MEDIA CONTACT: Richard Russack (BN)
#8                                                                (817) 333-6116
                                                   Catherine Westphal (Santa Fe)
                                                                  (708) 995-6273


            BURLINGTON NORTHERN AND SANTA FE AMEND MERGER AGREEMENT
                   ALLEGHANY CORP., GEORGE MCFADDEN TO VOTE
                15.3 MILLION SANTA FE SHARES IN FAVOR OF MERGER

     FORT WORTH, TEXAS, and SCHAUMBURG, ILLINOIS, January 24, 1995 -- Burlington Northern Inc. (BN) and Santa Fe Pacific Corporation (Santa Fe) today announced that they have amended their merger agreement to permit Santa Fe under certain conditions to purchase up to 10 million shares of its common stock after shareholder approval of the merger and prior to its consummation. The total number of BN shares that would be issued upon consummation of the merger remains fixed. Thus, if Santa Fe purchased all 10 million shares the exchange ratio would be adjusted upwards from .40 to .4347 shares of BN common stock for each Santa Fe share following government approval of the merger. The joint tender offer underway by BN and Santa Fe to purchase 63 million Santa Fe shares at $20 per share is not affected by this amendment.

     BN and Santa Fe also announced that Alleghany Corporation, which owns
13.494 million shares of Santa Fe (or approximately 7.2% of the outstanding shares) and Mr. George McFadden, who owns 1.8 million shares of Santa Fe (or approximately 0.9% of the outstanding shares) have signed agreements with BN and Santa Fe to vote in favor of adoption of the merger agreement as long as at the time of the Santa Fe shareholder meeting (scheduled for Feb. 7, 1995) Santa Fe's board of directors continues to recommend the merger to its shareholders.

     In addition, Santa Fe said that its board of directors amended the shareholder rights plan to raise the ownership threshold from 10% to 15% before the rights are triggered. Alleghany, which had requested this amendment as a condition of signing the voting agreement, has indicated to Santa Fe that its management will seek authorization from the Alleghany board of directors to purchase up to 14.9% of Santa Fe's outstanding shares at times and under conditions that Alleghany management deems appropriate. Santa Fe also announced that the distribution date under its shareholder rights plan has been changed from Jan. 31, 1995 to Feb. 28, 1995.

     Burlington Northern Inc. (NYSE:BNI) is the parent company of Burlington Northern Railroad, one of the world's leading providers of transportation and logistics services, and operator of the longest rail system in North America, with more than 23,000 miles of track reaching across 25 states and two Canadian provinces.

     Santa Fe Pacific Corporation (NYSE:SFX) is the parent company of The Atchison, Topeka and Santa Fe Railway Company, which operates in 12 states and offers service to Mexico. In addition, Santa Fe owns a 44% interest in Santa Fe Pacific Pipeline Partners, L.P.

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